Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

CANADIAN SUPERIOR ENERGY INC.

Dears Sirs:

We hereby consent to the use in Amendment No. 1 to this Annual Report on form 40-F/A of Canadian Superior Energy Inc. for the years ended December 31, 2006 and 2005 of our report dated March 12, 2007 with respect to the consolidated financial statements of Canadian Superior Energy Inc., as at and for the years ended December 31, 2006 and 2005. We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-137035) of our report dated March 12, 2007.

/s/ Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada
May 16, 2007